Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2020 and the Release of its 2020 Corporate Sustainability Report

CALGARY, AB, Nov. 9, 2020 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and nine months ended September 30, 2020 and the release of its 2020 Corporate Sustainability Report.

The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2020 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Fund flows from operations ("FFO") in Q3 2020 was $115 million ($0.73/basic share(1)), an increase of 40% from the prior quarter. The increase is primarily due to higher commodity prices, most notably global oil benchmarks and European gas which represents our two most dominant products from a revenue generating perspective. The impact from higher commodity prices was partially offset by lower production quarter-over-quarter.
  Free cash flow(1) ("FCF") in Q3 2020 more than doubled from the prior quarter to $83 million as a result of the increase in FFO and limited capital investment during the quarter.
  Capital expenditures in Q3 2020 decreased 26% from the prior quarter to $31 million, and was focused primarily on maintenance related activities. This reduced level of activity was partly due to the design of our front-end weighted capital program and the budget cuts announced earlier this year in response to the commodity price collapse, and was also influenced by our focus on directing FCF towards debt reduction.
  Q3 2020 production averaged 95,471 boe/d, representing a 5% decrease from the prior quarter. The decrease was primarily due to natural declines, plant turnarounds and limited capital investment during the quarter, partially offset by increased production in France following the restart of the Grandpuits refinery in mid-June.
  Production from our European business units averaged 25,935 in Q3 2020, an increase of 3% from the prior quarter primarily due to higher production in France following the restart of the Grandpuits refinery in mid-June. This increase was partially offset by a planned turnaround in Ireland and Germany and natural declines across all other European business units.
  Production from our North American business units averaged 64,986 boe/d in Q3 2020, a decrease of 7% from the prior quarter. The decrease was primarily due to natural decline and limited capital investment as a result of the front-end-weighted capital program and reduced capital budget announced earlier in the year in response to the COVID-19 pandemic and resulting commodity price collapse.
  In Australia, production averaged 4,549 bbl/d in Q3 2020, a 14% decrease from the prior quarter primarily due to natural decline and an unplanned 4-day shutdown to clean out one of the separator vessels.
  2020 annual production guidance has been tightened to a range of 94,000 to 96,000 boe/d (from 94,000 to 98,000 boe/d previously) to reflect current production estimates and the deferred startup of new gas production in the Netherlands to take advantage of higher European gas prices during the winter months.
  We continue to work through various scenarios for our 2021 capital budget and expect to release more information early in the new year. We are taking a very careful and thoughtful approach in preparing our capital budget for 2021, paying close attention to forward commodity prices and the profitability of each individual project, while also seeking the appropriate balance between production preservation, debt reduction and capital flexibility. As we have previously stated, our number one financial priority at this time is debt reduction and positioning the company for future success, and we are willing to sacrifice top-line production growth in the near-term to achieve this objective.
  In early November, Vermilion released its 2020 Corporate Sustainability Report, marking our 7th year of ESG reporting. The 2020 report highlights our ongoing focus on reducing emissions within our operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board. The report can be found on our website using the following link. http://sustainability.vermilionenergy.com/
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

($M except as indicated)	Q3 2020	Q2 2020	Q3 2019	YTD 2020	YTD 2019
Financial
Petroleum and natural gas sales	282,020	193,013	391,935	803,347	1,301,061
Fund flows from operations	114,776	81,852	216,153	366,853	692,463
Fund flows from operations ($/basic share) (1)	0.73	0.52	1.39	2.33	4.49
Fund flows from operations ($/diluted share) (1)	0.73	0.52	1.39	2.33	4.45
Net (loss) earnings	(69,926)	(71,290)	(10,229)	(1,459,720)	31,322
Net (loss) earnings ($/basic share)	(0.44)	(0.45)	(0.07)	(9.26)	0.20
Capital expenditures	31,330	42,274	127,879	307,308	422,539
Acquisitions	6,720	2,932	4,657	20,989	29,307
Asset retirement obligations settled	2,305	970	3,586	7,007	12,090
Cash dividends ($/share)	—	—	0.690	0.575	2.070
Dividends declared	—	—	107,176	90,067	319,609
% of fund flows from operations	—%	—%	50%	25%	46%
Net dividends (1)	—	—	98,316	81,790	294,872
% of fund flows from operations	—%	—%	45%	22%	43%
Payout (1)	33,635	42,612	229,781	396,105	729,501
% of fund flows from operations	29%	52%	106%	108%	105%
Net debt	2,136,219	2,161,442	2,001,870	2,136,219	2,001,870
Net debt to four quarter trailing fund flows from operations	3.67	3.16	2.19	3.67	2.19
Operational
Production
Crude oil and condensate (bbls/d)	43,240	45,041	47,242	44,383	48,455
NGLs (bbls/d)	9,509	9,588	7,772	9,041	7,925
Natural gas (mmcf/d)	256.34	274.42	253.36	265.39	268.88
Total (boe/d)	95,471	100,366	97,239	97,656	101,193
Average realized prices
Crude oil and condensate ($/bbl)	52.77	34.90	73.45	49.03	75.38
NGLs ($/bbl)	15.04	8.94	6.14	11.09	13.25
Natural gas ($/mcf)	2.34	1.85	2.43	2.37	3.56
Production mix (% of production)
% priced with reference to WTI	40%	41%	39%	40%	38%
% priced with reference to Dated Brent	17%	14%	19%	16%	18%
% priced with reference to AECO	28%	29%	26%	28%	26%
% priced with reference to TTF and NBP	15%	16%	16%	16%	18%
Netbacks ($/boe)
Operating netback (1)	16.29	12.49	28.22	16.94	29.80
Fund flows from operations netback	12.95	9.08	23.73	13.63	24.89
Operating expenses	10.21	11.00	11.55	11.55	11.85
General and administration expenses	1.35	1.88	1.50	1.57	1.53
Average reference prices
WTI (US $/bbl)	40.93	27.85	56.45	38.32	57.06
Edmonton Sweet index (US $/bbl)	37.42	21.71	51.79	32.57	52.34
Saskatchewan LSB index (US $/bbl)	37.57	21.60	52.01	32.53	52.81
Dated Brent (US $/bbl)	43.00	29.20	61.94	40.82	64.65
AECO ($/mcf)	2.24	1.99	1.06	2.09	1.64
NBP ($/mcf)	3.67	2.26	4.50	3.43	6.08
TTF ($/mcf)	3.51	2.39	4.40	3.38	6.08
Average foreign currency exchange rates
CDN $/US $	1.33	1.39	1.32	1.35	1.33
CDN $/Euro	1.56	1.53	1.47	1.52	1.49
Share information ('000s)
Shares outstanding - basic	158,308	158,307	155,505	158,308	155,505
Shares outstanding - diluted (1)	163,800	164,090	159,260	163,800	159,260
Weighted average shares outstanding - basic	158,307	158,189	155,254	157,688	154,326
Weighted average shares outstanding - diluted (1)	158,307	158,189	155,421	157,688	155,673

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

Message to Shareholders

Commodity prices during the third quarter partially recovered from the lows experienced in the prior quarter. In particular, global oil benchmarks and European natural gas benchmarks, our two most dominant products from a revenue generating perspective, increased approximately 50% relative to average prices in the second quarter. While the operating environment remains challenging even at these higher price levels, the improvement in commodity prices helped drive a 40% sequential increase in our Q3 2020 FFO to $115 million ($0.73/basic share(1)). As a result of the increase in FFO and limited capital investment, we generated $83 million of free cash flow during the third quarter and paid down $55 million on our credit facility.

During the third quarter, we resumed all operational activity that was stopped or deferred during the COVID-19 confinement period, and have slowly started returning staff to the office while keeping a close eye on further COVID-19 developments. Capital expenditures in Q3 2020 decreased 26% from the prior quarter to $31 million, and was focused primarily on maintenance related activities with no new wells drilled or tied-in during the quarter. This reduced level of activity was partly due to the design of our front-end weighted capital program and the budget cuts announced earlier this year in response to the commodity price collapse, and was also influenced by our focus on debt reduction.

Production in Q3 2020 declined 5% from the prior quarter to an average of 95,471 boe/d primarily due to natural decline, plant turnarounds and limited capital investment during the quarter, partially offset by increased production in France following the restart of the Grandpuits refinery. As a result of the front-end weighted capital program we executed this year, all of our new production was added during the first half of the year resulting in a declining production base for most business units through the second half of the year. We also made the economic decision to defer the startup of the Weststellingwerf (0.5 net) well until 2021 to take advantage of higher European gas prices. Although this will have a modestly negative impact on production for the second half of 2020, the decision will ultimately enhance the overall profitability and cash flow for the company. Incorporating this production deferral and taking into account our current production estimates, we have tightened our 2020 annual production guidance to a range of 94,000 to 96,000 boe/d.

We continue to work through various scenarios for our 2021 capital budget and expect to release more information in the new year. We are taking a very careful and thoughtful approach in preparing our capital budget for 2021, paying close attention to forward commodity prices and the profitability of each individual project, while also seeking the appropriate balance between production preservation, debt reduction and capital flexibility. As we have previously stated, our number one financial priority at this time is debt reduction and positioning the company for future success, and we are willing to sacrifice top-line production growth in the near-term to achieve this objective. We continue to focus on opportunities to improve our cost structure and capital efficiencies, and to that end we will be targeting a more level-loaded capital program in 2021 which should result in a more efficient allocation of capital while smoothing the production profile throughout the year.

The third quarter of 2020 was the first full quarter with the formal Executive Committee in place, and this structure is proving to be very successful in managing the company. By utilizing the collective knowledge and skillset of the Committee members, recently increased from six to nine members, we have been making steady progress in evaluating the business and navigating the company through these challenging times. While we anticipate continued volatility through the balance of 2020 and into 2021 as uncertainty persists around the duration of the COVID-19 pandemic, we have taken the necessary steps to position Vermilion for this environment. Earlier this year we reduced annual cash outflows by over $550 million and negotiated an extension to our $2.1 billion revolving credit facility to May 2024. We are also constructing our 2021 budget in a way that will ensure we retain the maximum amount of flexibility while only investing in the highest return projects. We remain optimistic about the longer-term prospects for Vermilion and our ability to generate free cash flow with the aim of returning capital to investors and maximizing value creation for all of our stakeholders over the long-term.

Q3 2020 Operations Review

North America

Production from our North American business units averaged 64,986 boe/d in Q3 2020, a decrease of 7% from the prior quarter primarily due to natural decline and limited capital investment during the quarter. As a result of the front-end-weighted capital program we executed this year and the reduced capital program announced in March in response to the COVID-19 pandemic and resulting commodity price collapse, capital activity during the third quarter was focused on maintenance activities with no wells drilled or tied-in during the quarter. During the fourth quarter we reinitiated moderate investment into new well activity with two rigs in Alberta targeting liquids rich gas.

Europe

Production from our European business units averaged 25,935 in Q3 2020, an increase of 3% from the prior quarter primarily due to increased production from the Paris basin in France following the restart of the Grandpuits refinery in mid-June. Production in France was also supported by the restart of workover activities in June following the COVID-19 confinement period in France. At the end of September, Total SE ("Total") announced plans to convert its Grandpuits refinery into a zero-crude platform for biofuels and bioplastics and its intention to discontinue crude oil refining at the platform in the first quarter of 2021. The Grandpuits refinery has been in operation for over 50 years and currently processes all of our Paris Basin oil production, approximately 5,000 bbl/d. Our recently negotiated long-term agreement with Total has provisions to deal with the closure of the Grandpuits refinery, whereby Total will take receipt of our crude at one of their other refineries in France. We are currently working on securing other transportation and delivery options to ensure a smooth transition. We estimate this will increase our transportation costs by approximately $20 million on an annualized basis, however we will continue to evaluate longer-term marketing options for this crude.

Elsewhere in Europe, our employees and contractors slowly started returning to the office following the COVID-19 confinements, however capital activity was limited due to the capital reductions announced earlier in the year. In the Netherlands, we deferred the startup of the Weststellingwerf (0.5 net) well until 2021 to take advantage of higher European gas prices during the winter months. In Ireland, a 3-week turnaround scheduled for September was scaled back to approximately 1-week due to the unavailability of a key contractor, however we managed to complete 50% of the scope work and plan to reschedule the remaining work next year.  A third-party facility turnaround in Germany and well maintenance in Hungary further offset some of the production gains in France. We continue to advance future drilling projects in the Netherlands and Central and Eastern Europe in preparation for our 2021 drilling campaign.

Australia

In Australia, production averaged 4,549 bbl/d in Q3 2020, a 14% decrease from the prior quarter primarily due to natural decline and an unplanned 4-day shutdown to clean out one of the separator vessels. We sold 445,000 barrels of Wandoo crude during the third quarter and realized an average price  premium of C$11 above Dated Brent. This premium remains well above the premium realized in prior years but is less than the premium realized earlier in the year due to weaker refinery margins as a result of the global economic slowdown related to COVID-19. We have a two-week maintenance turnaround scheduled for the Wandoo platform in Q4 2020 which will result in lower production volumes during the fourth quarter.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of October 27, 2020, we have 47% of our expected net-of-royalty production hedged for the fourth quarter of 2020. With respect to individual commodity products, we have hedged 90% of our European natural gas production, 17% of our oil production, and 57% of our North American natural gas volumes for the fourth quarter of 2020, respectively. Please refer to the Hedging section of our website under Invest With Us for further details.

Sustainability

In early November, Vermilion released its 2020 Corporate Sustainability Report, marking our 7th year of ESG reporting. The 2020 report highlights our ongoing focus on reducing emissions within our operations, along with a content index that includes recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board.  We are committed to providing safe, affordable and reliable energy for our stakeholders and we believe that integrating sustainability principles into our business will increase shareholder returns, enhance our business development opportunities and reduce long-term risks to our business. The report can be found on our website using the following link.
http://sustainability.vermilionenergy.com/

Organizational Update

During the third quarter, we expanded our Executive Committee from six  to nine members with the additions of Gerard Schut, Vice President European Operations, Darcy Kerwin, Vice President Strategic Planning and Dion Hatcher, Vice President Canada Business Unit. This expansion provides deeper coverage of the operations of the company, while continuing to utilize expertise from the corporate functional teams. Each member of the Executive Committee brings a unique skill set and knowledge base which contributes to the collective decision making process of the Committee.

(Signed "Lorenzo Donadeo")	(Signed "Curtis Hicks")

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
November 6, 2020	November 6, 2020

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the periods ended September 30, 2020 and 2019, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion holds a 20% working interest in the Corrib gas field in Ireland.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our fully diluted shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures;  Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2020 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2020; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook.  Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development.  The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

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For further information: Curtis Hicks, President; Michael Kaluza, Executive VP & COO; Lars Glemser, C.A., Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 09-NOV-20